As filed with the Securities and Exchange Commission on November 18, 2005

Registration No. 333-128623

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Aames Investment Corporation

(Exact name of registrant as specified in its charter)

Maryland	34-1981408
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

350 S. Grand Avenue, 43rd Floor

Los Angeles, California 90071

(323) 210-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John F. Madden, Jr., Esq.

Executive Vice President, General Counsel and Secretary

Aames Investment Corporation

350 South Grand Avenue, 43rd Floor

Los Angeles, California 90071

(323) 210-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by us in connection with the sale and distribution of the shares of common stock preferred stock, depositary shares, debt securities, warrants and units. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable individually by the selling stockholders. All amounts shown are estimates except the SEC registration fee.

SEC Registration Fee	$62,633
Legal fees and expenses	400,000
Accounting fees and expenses	8,735
Printing and engraving	12,000
Miscellaneous expenses	3,000
Total	$486,368

Item 15.	Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgment and which is material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Our charter and bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of ours and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in such capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of us in any of the capacities described above and any employee or agent of us or our predecessors.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made, or threatened to be made, a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

(a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and

(i) was committed in bad faith or

(ii) was the result of active and deliberate dishonesty;

(b) the director or officer actually received an improper personal benefit in money, property or services; or

(c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

We have also entered into separate indemnity agreements with certain of our officers and all of our directors which provide, among other things, that we will indemnify each such officer and director and advance expenses thereto, under the circumstances and to the extent provided for therein, to the fullest extent permitted by Maryland law against judgments, penalties, fines, settlements and reasonable expenses actually incurred by such officer or director if he or she has been made, or is threatened to be made, a party to an action, suit or other proceeding, whether civil, criminal, administrative, investigative or otherwise, by reason of his or her present or prior service as our director, officer or employee, as the case may be, or present or prior service at our request as a director, officer or employee or as a fiduciary of an employee benefit plan, or as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.	Exhibits.

Exhibit No.	Exhibit Description
4.1	Form of common stock certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the registration statement on Form S-11 (File no. 333-113890) filed with the SEC on September 7, 2004).

4.2†	Form of Senior Debt Indenture.

4.3†	Form of Subordinated Debt Indenture.

5.1†	Opinion of Venable LLP regarding legality of the securities being registered.

5.2†	Opinion of Venable LLP regarding legality of the securities being registered.

8.1	Opinion of Sullivan & Cromwell LLP regarding certain tax matters.

12.1†	Statement regarding computation of ratios.

23.1†	Consent of Ernst & Young LLP.

23.2†	Consent of Venable LLP (included in Exhibit 5.1).

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1).

24.1	Power of Attorney (included on signature page).

25.1**	Statement of Eligibility of Trustee under Indenture.

**	To be filed as an exhibit to a Current Report on Form 8-K and incorporated herein by reference.
†	Previously filed.

Item 17.	Undertakings.

(a) The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registration pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, inenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on November 18, 2005.

AAMES INVESTMENT CORPORATION
(Registrant)

By:	/s/ JOHN F. MADDEN, JR.
John F. Madden, Jr.
Executive Vice President,
General Counsel and Secretary

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John F. Madden, Jr. his attorney-in-fact and agent, with full power of substitution and resubstitution, for him in any and all capacities, to sign any amendments (including post-effective amendments) this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ A. JAY MEYERSON A. Jay Meyerson	Chairman of the Board and Chief Executive Officer and President (Principal Executive Officer)	November 18, 2005

/s/ JON D. VAN DEUREN Jon D. Van Deuren	Executive Vice President—Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 18, 2005

/s/ JOHN A. VELLA John A. Vella	President and Chief Operating Officer	November 18, 2005

/s/ JENNE K. BRITELL Jenne K. Britell	Lead Independent Director	November 18, 2005

/s/ DAVID H. ELLIOTT David H. Elliott	Director	November 18, 2005

/s/ JOHN F. FARRELL, JR. John F. Farrell, Jr.	Director	November 18, 2005

/s/ MANI A. SADEGHI Mani A. Sadeghi	Director	November 18, 2005

S-1

Signature	Title	Date

/s/ ROBERT A. SPASS Robert A. Spass	Director	November 18, 2005

/s/ STEPHEN E. WALL Stephen E. Wall	Director	November 18, 2005

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